Exhibit 99.2

PROXY

THIS PROXY IS BEING SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the “Company”), hereby appoints Mr. Ivan Hsia and Mr. Ken Goertzen, or the designees of either of them, and each of them individually and acting singly, as Proxies to represent and vote all of the Company’s Common Shares held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on October 8, 2015 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time), and at any adjournment or postponement thereof.

YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD OR YOU ATTEND THE MEETING AND VOTE IN PERSON.

The Board of Directors recommends a vote FOR Proposals 1, 2, 4 and 5 and a vote FOR ALL for Proposal 3.

Proposal 1: Approval of the Minutes of the Prior Meeting.

☐	FOR

☐	AGAINST

☐	ABSTAIN

Proposal 2: Approval of Total Number of Directorships and Reservation of Casual Vacancy.

☐	FOR

☐	AGAINST

☐	ABSTAIN

Proposal 3: Election of Directors.

Nominees: Yuan Chun Tang, Michael C. Lee, Andy C.C. Cheng, David Sun, Lambert L. Ding, Alex Chen, Fang Hsiung Cheng, Anson Chan, and Yichin Lee.

☐	FOR ALL

☐	WITHHOLD ALL

☐	WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME OF NOMINEE BELOW.

NAME OF
NOMINEE:

Proposal 4: Approval of the Compensation of Directors.

☐	FOR

☐	AGAINST

☐	ABSTAIN

Proposal 5: Appointment of Ernst & Young as the Company's Independent Auditors for the Current Fiscal Year and Authorization of the Board of Directors Acting through its Audit Committee to Determine Remuneration of the Independent Auditors for the Current Fiscal Year.

☐	FOR

☐	AGAINST

☐	ABSTAIN

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Please sign here and timely return this card in the enclosed post-paid envelope. In order to be counted, this card must be received by 5:00 pm (New York time) on Tuesday, October 6, 2015.

Dated:

Signature:

Signature:

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in some other fiduciary capacity, please give your full title.